UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Ultra Clean Holdings, Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware	000-50646	61-1430858
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

26462 Corporate Avenue
Hayward, California		94545
(Address of Principal Executive Offices)		(Zip Code)

Paul Y. Cho (510) 576-4400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
The registrant’s Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025 is provided as Exhibit 1.01 hereto and is publicly available at: www.uct.com under “Corporate Governance.” The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Exhibit Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ULTRA CLEAN HOLDINGS, INC.

Date:	May 26, 2026	By:	/s/ Paul Y. Cho
Name: Paul Y. Cho Title: General Counsel and Corporate Secretary